Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

August 14, 2018

By EDGAR

Securities and Exchange Commission
100 F St., N.E.

Mail Stop 3030
Washington DC 20549

Attention:	Russell Mancuso

Branch Chief

Re: Glucose Biosensor Systems (Greater China) Holdings, Inc.

Draft Offering Statement on Form 1-A

Originally Submitted December 29, 2017

First Amendment Submitted June 19, 2018

CIK No. 001725430

Ladies and Gentlemen:

On behalf of our client, Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), set forth below are responses to the comment letter dated July 13, 2018 from the staff regarding the above-captioned offering statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter and references below to exhibits and page numbers in the preliminary offering circular mean the exhibits and pages in the second amendment to the Form 1-A filed concurrently herewith (“Amendment No. 2”). For your reference, preceding each response in bold we have reproduced in italics the comment that corresponds thereto. In addition to the responses below, please not in particular that Amendment No. 2 reflects:

•	The minimum offering has been raised from $5 million to $9 million, which the Company believes will generate sufficient net proceeds for the Company’s operations for at least the 12 months following the offering, although there can be no assurances.

•	The replacement of Dr. Caminis as Chief Operating Officer by Dr. Jean-Claude Becker, who will be based in the Company’s New York City offices.

•	The proposed reverse stock split formerly intended to take place prior to the initial closing was effected on August 9, 2018.

•	The Company’s Board and management team has been increased, with plans for further growth, particularly in the United States.

Offering Circular

Offering Procedure, page 55

1.       Please reconcile the duration of your offering disclosed in the first paragraph of this section with the information on your offering circular cover. Also reconcile your disclosure regarding the definition of change in control disclosed on pages 12 and 62, and your anti-takeover disclosures at the top of page 45 and in the second and third subsections on page 91 with exhibit 2.4.

Response:

1.       The requested conforming of the duration of the offering has been made on page 55. The requested reconciling of the definition of change in control has been made on page 62 by deleting the first bullet on that page (with the duration already properly and consistently described in the last two bullets on page 63.)

2.       We note your disclosure that subscribers have no right to a return of their funds during the Minimum Offering Period. Please clarify whether subscribers after the Minimum Offering Period can revoke their subscriptions and have their funds returned.

Response:

2.       The requested disclosure has been made on page 56.

3.       We note your disclosure on your offering circular cover that you will effect a reverse split immediately prior to completion of the offering and that your disclosure gives effect to the reverse split. Given the potential for multiple closings that you mention on page 46, it is unclear whether investors who receive shares before the final closing will receive more than one share for each $12.00 investment. If investors could receive pre-split shares, it is unclear how you will handle fractional shares resulting from the split. Please revise to clarify. Likewise, where your disclosure refers to action you will take prior to the closing or consummation of the offering like on pages 78 and 79, please clarify which closing you mean.

Response:

3.       The Company gave effect to the reverse stock split on August 9, 2018 rather than waiting until immediately prior to Closing. Disclosure to this effect has been added throughout Amendment No. 2. Clarification of the timing of certain events has been clarified as prior to the initial closing. See page 79.

Description of Business, page 58

4.       Please revise your analysis in response to the second sentence of prior comment 4 to address where your officers currently direct, control and coordinate your activities. Also, ensure that your disclosure appropriately addresses your plans for operations in the United States and Dr. Caminis’ role.

Response:

4.       Note that the Company has determined to engage Dr. Jean-Claude Becker as its new Chief Operating Officer. Dr. Becker will work based in the Company’s New York City offices. Disclosure has been made as to Dr. Becker’s plans for building the support team in New York City as outlined in his agreement, which is newly filed as Exhibit 6.9. Related disclosure has been added on pages 77-81.

Certain Steps to Commercialization, page 64.

5. Please expand your revisions in response to prior comment 1 to clarify the status of development of the GBS System. For example, it is unclear what you mean by “at the prototype stage.” Have you developed a functioning product with the capabilities you disclose? Also revise to clarify the “significant work” in relation to product development that remains, as referenced on page 65.

Response:

5.        The requested disclosure has been made to clarify the status of the development of the GBS System, including as follows. As noted on page 8: “The GBS System is currently in the development stage following feasibility work.” In addition, as noted on page 13: “The GBS System is in the development stage with the core biosensor within the GBS System having developed a functioning laboratory prototype.” By this statement the Company means that a prototype demonstrating certain core functionality of the GBS System exists, but that laboratory prototype does not constitute a functional comprehensive product prototype. Further in this regard, as noted on page 14: “The GBS System is only in the development stage with the core biosensor within the GBS System having completed the proof of the concept stage. Significant work remains to move from the current stages of the product toward commercialization.” Lastly, it is noted on page 65 that: “A functioning laboratory prototype of the core biosensor (sensor strip and readout device) has been developed. The development for the full GBS System, comprised of the sensor strip, dedicated ‘smart’ reader device and smartphone application (with cloud storage, database and analytical functionality) as a commercial grade medical device is in progress.” The foregoing is designed to clarify that the only current prototype is the sensor strip and readout device used in a laboratory setting.

Security Ownership . . ., page 87

6.       Please address that part of prior comment 5 seeking disclosure of the natural persons who have or share voting and/or dispositive power over the shares held by Life Science Biosensor Diagnostics.

Response:

6.       The requested disclosure has been made on page 87.

Interim Financial Statements

7.       Please report comprehensive income as required by ASC 220-10-45. In that regard, it does not appear that you have provided all of the required financial statements.

Response:

7.       The requested disclosure has been made.

Consolidated Statements of Cash Flows, page F-7

8.       Please revise to measure and present the impact of changes in foreign currency exchange rates on cash and equivalents pursuant to ASC 830-230-45-1 and the related implementation guidance at ASC 830-230-55-1. In that regard, the foreign currency translation adjustment should not appear as a reconciling item in the body of the statement of cash flows. Also, note that the impact of changes in exchange rates on cash and cash equivalents and the foreign currency transaction adjustment are not interchangeable measurements.

Response:

8.       The requested disclosure has been made.

Exhibits

9.       We note your response to prior comment 9. Please identify in your exhibit index the agreements mentioned on pages 51 and 52. Also file your agreement with Dr. Caminis mentioned on page 77.

Response:

9.        Each of the referenced exhibits, the Form Placement Agency Agreement and the Form of Subscription Agreement, as well as the Form of Placement Agent Warrant and the Form of Lock-up Agreement, is filed as exhibits 1.1, 3.4, 4.1 and 6.5, respectively. Dr. Caminis remains on the Company’s Board of Directors, but his agreement has been terminated ab initio (and he will not serve on the executive team) and replaced with the agreement with Dr. Becker.

* * * * *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon

cc:	Harry Simeonidis

Dr. Jean-Claude Becker